UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
			       (Amendment No. 2)

                             Baltic Trading Limited
                                (Name of Issuer)

                    		  Common Stock
                         (Title of Class of Securities)

                                   Y0553W103
                                 (CUSIP Number)

                              December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Duke Buchan III

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     IN
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   				CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Hunter Global Investors L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     IA

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  				 CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Hunter Global Associates L.L.C.

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     OO

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   				CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Hunter Global Investors Fund I L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     PN


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   				CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Hunter Global Investors Offshore Fund Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Cayman Islands

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     CO


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   				CUSIP No. Y0553W103


       1.    Names of Reporting Person

             Hunter Global Investors SRI Fund Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Cayman Islands

       5.    Sole Voting Power: 0
Shares
Beneficially	 6.  Shared Voting Power: 0
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
      		 8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.0%

       12.   Type of Reporting Person

	     CO


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Item 1. (a)  Name of Issuer:

 	     The name of the issuer is Baltic Trading Limited (the "Issuer").

Item 1. (b)  Address of Issuer's Principal Executive Offices:

             The Issuer's principal executive offices are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

Item 2. (a)  Name of Person Filing:

             This statement is filed by:

	      (i) Duke Buchan III ("Mr. Buchan") (IN), who is the managing
		  member of Associates (defined below) and who controls
		  Investors (defined below) through its general partner, with respect to the shares of Common Stock (defined in Item 2(d) below) beneficially owned by Hunter Global
		  Investors Fund I L.P. ("Fund I"), Hunter Global Investors Offshore Fund Ltd. ("Off"), and Hunter Global Investors
		  SRI Fund Ltd. ("SRI"), collectively.
	     (ii) Hunter Global Investors L.P., a Delaware limited partnership
	          ("Investors") (IA) that is the investment manager of Fund I, Off, and SRI, with respect to the shares of Common Stock beneficially owned by Fund I, Off, and SRI, collectively.
	    (iii) Hunter Global Associates L.L.C., a Delaware limited liability
		  company ("Associates")(OO) that is the general partner of Fund I, with respect to the shares of Common Stock beneficially owned by Fund I.
	     (iv) Fund I, a Delaware limited partnership (PN), with respect to
		  the shares of Common Stock beneficially owned by it.
	      (v) Off, a Cayman Islands exempted company (CO), with respect to
		  the shares of Common Stock beneficially owned by it.
	     (vi) SRI, a Cayman Islands exempted company (CO), with respect to
		  the shares of Common Stock beneficially owned by it.

	     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate person.

        (b)  Address or Principal Business Office or, If None, Residence:

             The address of the business office of each of the Reporting Persons is 777 South Flagler Drive, Suite 800 West, West Palm Beach, FL 33401.

        (c)  Citizenship:

	     Fund I and Investors are each limited partnerships organized under the laws of the State of Delaware. Associates is a limited liability company organized under the laws of the State of Delaware. Off and SRI are each Cayman Islands exempted companies organized under the laws of the Cayman Islands. Mr. Buchan is a United States citizen.

        (d)  Title of Class of Securities

             Common Stock (the "Common Stock").

        (e)  CUSIP Number

	     Y0553W103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a: Not Applicable

	(a) |_| Broker or dealer registered under section 15 of the Act,

        (b) |_| Bank as defined in section 3(a)(6) of the Act,

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act,

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940,

        (e) |_| An investment adviser in accordance with Rule
		13d-1(b)(1)(ii)(E),

        (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

        (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G),

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

        (j) |_| A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

        (k) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

   	The percentages used in this Item 4 are calculated based upon 16,896,000 shares of Common Stock issued and outstanding as reported on the Form 10-Q filed by the Issuer with the Commission on November 9, 2011.

       	   A. Duke Buchan III, as senior managing member of Hunter Global Associates L.L.C., and as the sole member of the general partner of Hunter Global Investors L.P.
           	(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
           	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0
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	   B. Hunter Global Investors L.P., as investment manager of Hunter
	      Global Investors Fund I L.P., Hunter Global Investors Offshore Fund Ltd., and Hunter Global Investors SRI Fund Ltd.
		(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
           	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0


	   C. Hunter Global Associates L.L.C., as general partner of Hunter Global Investors Fund I L.P.
          	(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
           	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0

	   D. Hunter Global Investors Fund I L.P.
          	(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
           	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0

	   E. Hunter Global Investors Offshore Fund Ltd.
	     	(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
          	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0

	   F. Hunter Global Investors SRI Fund Ltd.
	   	(a) Amount beneficially owned: 0
           	(b) Percent of class: 0.0%
           	(c)  (i) Sole power to vote or direct the vote: 0
                    (ii) Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition: 0
                    (iv) Shared power to dispose or direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         The identity of each member of the group is set forth above under
	 Item 2(a) and Item 4.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 10, 2012	By:  /s/ Duke Buchan III

				Duke Buchan III, individually and (a) as Senior Managing Member of Hunter Global Associates L.L.C.,for itself and as the general partner of Hunter Global Investors Fund I L.P. and (b) as Managing Member of Hunter Global Capital Management L.L.C., as the general partner of Hunter Global Investors L.P.

				EXHIBIT 1

			JOINT ACQUISITION STATEMENT
			 PURSUANT TO RULE 13d-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  January 10, 2012	By:  /s/ Duke Buchan III

				Duke Buchan III, individually and (a) as Senior Managing Member of Hunter Global Associates L.L.C.,for itself and as the general partner of Hunter Global Investors Fund I L.P. and (b) as Managing Member of Hunter Global Capital Management L.L.C.,as the general partner of Hunter Global Investors L.P.